EXHIBIT 12.1
MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Pre-tax income (loss) before adjustment for non-controlling interests	$2,758	$2,757	$2,218	$(383)	$1,671	$294
Loss (income) attributable to non-controlling interests and equity investments	10	1	3	2	1	(1)
Add: Fixed charges	21	56	120	109	62	65
Earnings (loss)	$2,789	$2,814	$2,341	$(272)	$1,734	$358
Fixed charges:
Interest expense	$18	$52	$115	$104	$57	$61
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	3	4	5	5	5	4
Total fixed charges	$21	$56	$120	$109	$62	$65
Ratio of earnings to fixed charges	132.8	50.3	19.5	0 (2)	28.0	5.5

1	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.

2	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 to achieve a coverage of 1:1 in 2008.